P.E. 6-30-02

02050035

ORIGINAL

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the six months ended June 30, 2002

Cableuropa, S.A.U.
(Registrant's name)

333-10976-01
(Commission file number)

Edificio Belagua, calle Basauri 7-9,
Urbanización La Florida
28023 Aravaca,
Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

2

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

INDEX

3

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(€ thousand)
(Unaudited)

	Note	At June 30, 2002	At December 31, 2001
ASSETS			
Current assets			
Contributions due from shareholders		2	2
Cash		1,299	612
Short-term investments, net	2	109,701	39,515
Accounts receivable, net	3	134,202	122,136
Other current assets		6,876	9,599
Total current assets		252,080	171,864
Fixed assets			
Start-up costs, net	4	137,929	144,806
Intangible assets, net	5	148,540	157,361
Tangible assets, net	6	1,140,168	1,065,240
Financial assets	7	160,208	178,689
Goodwill on consolidation	8	249,616	256,163
Deferred expenses, net		106,351	113,288
Total assets		2,194,,892	2,087,411
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short term debt to credit entities	11	78,359	71,290
Accrued interest expenses	11	40,993	41,298
Accounts payable		217,562	278,267
Other current liabilities		7,594	7,529
Total current liabilities		344,508	398,384
Long term debt	11	1,126,700	1,130,869
Other long term liabilities	12	49,697	119,359
Commitments and contingencies	10	27,232	27,125
Minority interests		1	830
Participative loans	13	300,000	-
Shareholders' equity	9		
Common stock		484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(411,565)	(194,645)
Net loss for the year		(64,090)	(216,920)
Total shareholders' equity		346,754	410,844
Total liabilities and shareholders' equity		2,194,892	2,087,411

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
(€ thousand)
(Unaudited)

	Six Months Ended	
	June 30, 2002	June 30, 2001
Revenues:		
Telecommunications	85,802	43,816
Television	29,143	16,314
	114,945	60,130
Operating expenses		
Cost of services	44,199	34,993
Broadcast rights amortization	3,220	2,705
Selling, general and administrative expenses	87,870	98,102
Less costs capitalised as start-up costs and property and equipment	(15,508)	(36,640)
Depreciation and amortization	54,662	32,239
Total operating expenses	174,443	131,399
Operating loss	(59,498)	(71,269)
Amortization of goodwill	(9,934)	(9,807)
Net financial expense	(69,773)	(78,651)
EVC revaluation	51,492	-
Loss from ordinary activities	(87,713)	(159,727)
Net extraordinary income/(expense)	-	(6,908)
Loss before income taxes and minority interests	(87,713)	(166,635)
Income taxes	22,808	-
Loss before minority interests	(64,905)	(166,635)
Loss attributed to minority interests	815	3,367
Net loss for the period	(64,090)	(163,268)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(€ thousand, except share data)
(Unaudited)

	Amount	Number of shares	Paid-in Capital	Accumulated Deficit	Net Loss for the period	Total
BALANCE, December 31, 2001	484,663	484,662,719	337,746	(194,645)	(216,920)	410,844
Transfer of 2001 net loss	-	-	-	(216,920)	216,920	-
Net loss for the six months period	-	-	-	-	(64,090)	(64,090)
BALANCE, June 30, 2002	**484,663**	**484,662,719**	**337,746**	**(411,565)**	**(64,090)**	**346,754**

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(€ thousand, where relevant)
(Unaudited for figures at June 30, 2002)

1. BASIS OF PRESENTATION

Cableuropa, S.A.U. and its consolidated subsidiaries (the Group) activities consist primarily of developing and operating broadband cable television and telecommunications networks in Spain.

The Group, which operates under the brand name of ONO, is mainly comprised of cable operators that obtained their corresponding territorial licenses and concessions for the provision of telecommunications and cable television services in their respective franchise areas. These licenses were subsequently modified by the Ministry of Science and Technology, separating those for the provision of cable television services and those for the provision of telecommunications and other services. The Group also includes other companies created or acquired for the provision of telecommunication services outside the franchise areas.

Cableuropa, S.A.U. was incorporated on June 2, 1992. Its domicile is at Edificio Belagua, c/ Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

The accompanying condensed consolidated financial statements as of June 30, 2002 are prepared in accordance with generally accepted accounting principles in Spain ("Spanish GAAP"). The format has been modified to adapt it to the format used in the United States. A description of differences and a reconciliation of consolidated net loss and shareholders' equity from Spanish GAAP to U.S. GAAP is set forth in Note 14.

2. SHORT-TERM INVESTMENTS, NET

	€ thousand	
	June 30, 2002	December 31, 2001
Short term investments	2,461	2,461
Short term securities portfolio	5,909	9,891
Short term restricted cash deposits	103,440	27,565
Short term rental deposits	352	2,059
Less: Provisions	(2,461)	(2,461)
Short term investments, net	109,701	39,515

The caption "Short term investments" includes the acquisition cost of holdings owned by the Group in Madrid Sistemas de Cable, S.A. and Sevilla Sistemas de Cable, S.A. At June 30, 2002, these companies are inactive and their acquisition cost is fully provided for.

The short-term securities portfolio consists mostly of euro deposits, with yields ranging from 3.3% to 3.4% as of June 30, 2002.

In connection with the notes issued by Ono Finance, PLC in June 2000 and the related Multi-Borrower Credit Facility Agreements entered between Ono Finance, PLC and the Group, the Group committed to hold in escrow accounts sufficient cash to meet the interest payments on these facilities until July 2002. In connection with the Senior Bank Facility, the Group committed to place in a charged account sufficient cash to meet interest payments due on the Multi-Borrower Credit Facility Agreements until March 31, 2003. Those funds have been classified as "Short term restricted cash deposits".

This restricted cash, as well as its associated collateral, is classified in the Group's balance sheet based on the expected utilization of such funds.

3. ACCOUNTS RECEIVABLE

	€ thousand	
	June 30, 2002	December 31, 2001
Receivables from related parties	5,375	2,457
Accounts receivable and other debtors	49,919	40,368
Tax receivables	97,422	89,963
Less: Allowance for doubtful accounts	(18,514)	(10,652)
Accounts receivable, net	134,202	122,136

4. START-UP COSTS

	€ thousand	
	June 30, 2002	December 31, 2001
Start-up costs, net	132,298	139,418
Stock issuance costs, net	5,631	5,388
Start-up costs, net	137,929	144,806

5. INTANGIBLE ASSETS

	€ thousand	
	June 30, 2002	December 31, 2001
Brand	638	617
Goodwill (Note 8)	125,841	125,841
Franchise acquisition costs	11,955	11,948
Broadcast rights	2,519	4,708
Computer software	31,216	29,791
Research and development	235	235
Finance leases	6,309	6,309
Other intangible fixed assets	240	240
Total cost	178,953	179,689
Total accumulated amortisation	(30,413)	(22,328)
Intangible assets, net	148,540	157,361

6. TANGIBLE ASSETS

	€ thousand	
	June 30, 2002	December 31, 2001
Network and technical equipment	1,111,845	984,499
Other installations	3,887	3,839
Computer hardware	35,981	33,969
Furniture and other tangible fixed assets	13,535	14,327
Total operating tangible fixed assets	1,165,248	1,036,634
Payments on account and assets in course of construction	67,215	88,795
Total cost	1,232,463	1,125,429
Total accumulated amortisation	(90,295)	(58,189)
Provisions	(2,000)	(2,000)
Tangible assets, net	1,140,168	1,065,240

7. FINANCIAL ASSETS

	€ thousand	
	June 30, 2002	December 31, 2001
Deferred tax credits	158,870	176,604
Other financial investments	1,338	2,085
Financial assets	160,208	178,689

As at June 30, 2002, "Deferred tax credits" are shown net of deferred tax liabilities for the convenience of the reader. As at December 31, 2001 this asset and liability, amounting to € 40.5 million, were included under the "Financial assets" and "Other long term liabilities" captions.

8. GOODWILL ON CONSOLIDATION

Goodwill on consolidation has principally arisen as a result of the Group's corporate reorganizations. In these corporate reorganizations the parent company, Cableuropa, S.A., acquired additional shareholdings in its Spanish subsidiaries.

Goodwill included in the caption "Intangible Assets" consists of the transfers in Goodwill on consolidation as a result of the merger between Cableuropa, S.A.U., as the acquiring company, and the acquired wholly-owned subsidiaries Albacete Sistemas de Cable, S.A.U., Cable y Televisión de El Puerto, S.A.U., Cádiz de Cable y Televisión, S.A.U., Corporación Mallorquina de Cable, S.A.U., Huelva de Cable y Televisión, S.A.U., Santander de Cable, S.A.U., and TDC Sanlúcar, S.A.U. The merger of these companies had an accounting effect as of January 1, 2001.

9. SHAREHOLDERS' EQUITY

On December 3, 2001 Cableuropa sold its 100% stake in Elfos Comunicaciones, S.A.U. (a dormant company) to Spaincom.

On January 2, 2002 the name of Elfos Comunicaciones, S.A.U. was changed into Grupo Corporativo ONO, S.A. On the same date the share capital of Grupo Corporativo ONO, S.A. was increased to allow an exchange of shareholdings by Cableuropa's existing shareholders for direct shareholdings in Grupo Corporativo ONO, S.A, thus leaving Grupo Corporativo ONO, S.A. as the sole shareholder (transaction registered with the Mercantile Register on January 2002) of Cableuropa, S.A.U.

On the same date, the shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. were pledged to secure the Senior Bank Facility disclosed in Note 11.

After this transaction there are no changes to the shareholdings of Grupo Corporativo ONO, S.A. as compared to Cableuropa's shareholdings at December 31, 2001.

Share capital in the parent company as at June 30, 2002 is 484,662,719 euros and consist of 484,662,719 fully subscribed and paid ordinary shares with a par value of € 1 each.

10. PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand	
	June 30, 2002	December 31, 2001
Provision for share-based compensation scheme	16,660	16,660
Provision for guarantees made to local authorities	1,111	1,111
Provision for Transfer Tax assessments	945	945
Other provisions for liabilities and charges	8,516	8,409
Total provision for commitments and contingencies	27,232	27,125

11. SHORT AND LONG TERM DEBT

As at June, 30 2002, the scheduled maturities of debt were as follows;

	€ thousand		
	Debt to credit entities	Other financial debts	Total
2002	78,359	-	78,359
2003	2,902	-	2,902
2004	-	-	-
2005	-	-	-
2006	-	-	-
Subsequent years	140,000	983,798	1,123,798
Total	221,261	983,798	1,205,059
Less short term portion	78,359	-	78,359
Long term debt	142,902	983,798	1,126,700

a) Debt to credit entities

The detail of debt to credit entities as at June 30, 2002 is as follows:

Type of debt	Average interest rate during 2002	Maximum available as at June 30, 2002 (€ thousand)	Credit drawn down as at June 30, 2002 (€ thousand)
Long term debt:			
Senior Bank Facility	7.24%	285,000	140,000
"La Caixa" loan	4%	-	2,176
Leasing	5.89%	-	726
Long term debt with credit entities		285,000	142,902
Short term debt:			
VAT Facility	4.61%	67,170	65,230
"La Caixa" loan	4.00%	-	1,027
Invoice discounting	5.20%	5,711	5,711
Other credit facilities	4.26%	33,916	4,340
Leasing	5.72%	4,704	2,051
Short term debt with credit entities		111,501	78,359
Total		396,501	221,261

Senior Bank Facility

On August 8, 2001, Cableuropa, S.A.U. and certain subsidiaries entered into a senior secured credit facility agreement with a syndicate of national and international banks. The overall amount of this facility totals € 800 million and it matures on December 31, 2008. The facility is divided into a series of tranches, each of which involves different amounts and terms of utilisation. The facility is secured through the pledge of shares in the capital of all Spanish cable operating companies and certain other subsidiaries and a pledge on credit rights and certain assets.

La Caixa Bank loan

This debt relates to a € 6 million long-term loan from La Caixa. This loan bears interest at MIBOR plus a margin and amortises on a half-year basis until January 1, 2005.

Value Added Taxes ("VAT") facility

On July 18, 2001 the Group signed a short-term credit line with a syndicate of banks with a maximum limit of € 67.2 million. The purpose of this credit line is to finance VAT paid by the Group's Spanish operators in 2001, which is recoverable from the authorities once the pertinent refund is requested in the annual calculation performed at the end of the relevant period.

Confirming contract with SCH Factoring y Confirming, S.A., E.F.C.

In 2000 Cableuropa, S.A.U. concluded a confirming contract for the management of the payment of the invoices raised by Ericsson España, S.A., maturing in 2002 and bearing interest at EURIBOR plus 1%.

//

Other credit lines

The Group has several short term credit lines, with different credit entities, which usually bear interest at MIBOR or EURIBOR plus a margin. The total amounts available but undrawn under those credit lines was € 29.6 million and € 22.9 million as of June 30, 2002 and December 31, 2001 respectively.

b) Other financial debt

The items included under this caption were as follows:

Type of Debt	In thousand of each currency Nominal value	% Annual rate	€ thousand June 30, 2002
Long term:			
MBCF-1 denominated in US Dollars	275,000	13%	308,296
MBCF-1 denominated in €	125,000	13%	125,000
MBCF-2 denominated in €	200,000	14%	200,000
MBCF-3 denominated in €	150,000	14%	150,000
MBCF-3 denominated in US Dollars	200,000	14 %	200,502
Total long term debt			983,798

The multi-borrower credit facilities debt agreements were entered into between the Cableuropa Group and ONO Finance, PLC which is a special purpose financing entity with no business operations other than the issuance of debt securities. ONO Finance PLC is owned 2% by Cableuropa, S.A.U. and 98% by ONO Finance (Holdings) Limited, and thus is not included in the consolidated financial statements of the Group.

On May 18, 2000 OnoNet Comunicaciones, S.A.U., which is wholly-owned by Cableuropa S.A.U., entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts payable under MBCF-1 denominated in US dollars to euros. Under this swap arrangement, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, OnoNet Comunicaciones, S.A.U. records a debt with identical maturities with these banks amounting to € 308 million in respect of the principal and € 76 million in respect of interest. The exchange rates used to carry out this Swap transaction were 0.8920 and 1.1713 dollars per euro for the principal and interest, respectively. On this same date OnoNet Comunicaciones, S.A.U. and the Group companies subscribing MBCF-1 concluded a subrogation agreement in proportion to their debt with Ono Finance, PLC. The coverage under the agreement was extended to all Group companies.

c) Accrued interest expenses

	€ Thousand June 30, 2002
Senior Bank Facility	981
"La Caixa" Bank loan	83
Multi-Borrower Credit Facilities	39,501
Other accrued interest expenses	428
Accrued interest expenses	40,993

The caption Multi-Borrower Credit Facilities includes accrued interest expense to be paid to Ono Finance, PLC as a result of the debt incurred under the Multi-Borrower Credit Facilities.

12. OTHER LONG TERM LIABILITIES

	€ Thousand
	June 30, 2002
EVCs (1)	25,462
Deferred income	16,491
Other long term liabilities	7,744
Other long term liabilities	49,697

(1) EVCs have no fixed maturity date.

Equity Value Certificates ("EVC")

In connection with the Senior Notes issued in 1999 and 2001, ONO Finance Plc issued Equity Value Certificates (EVCs) which granted the Noteholders the right to receive the cash representing the market value of a determined number of shares of Cableuropa, S.A.U. upon certain events which include, among others, an Initial Public Offering and the maturity date of the Senior Notes.

The issuer (Ono Finance, PLC) transferred to Cableuropa, S.A.U. the funds received from the issue of the EVCs and, in turn, Cableuropa, S.A.U. undertook to pay the issuer an amount at least equivalent to the amount payable by the issuer to the EVC holders.The value of the EVCs and the estimated liability under the EVCs are derived from the estimated market valuation of the shares of Cableuropa, S.A.U.

At June 30, 2002, taking into account an estimated market value of the shares of Cableuropa S.A.U., the debt recorded with respect of these EVCs amounts to € 25.5 million and is classified as other long-term financial payables on the basis that the circumstances that may crystallise this liability will not be likely to occur in the short term.

13. PARTICIPATIVE LOANS

In 2002, Grupo Corporativo ONO, S.A. received €300 million from our beneficial shareholders and contributed them to Cableuropa, S.A.U. characterised as participative loans. The participative loans accrue a variable interest of 0.25% on the volume of revenues of the Cableuropa Group earned once revenues have surpassed €747 million on a quarterly basis.

The interest will not be credited to Grupo Corporativo ONO except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Accrued and unpaid interests are added to the principal on a periodic basis. In no case should delayed interests be accrued. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

14. DIFFERENCES BETWEEN SPANISH GAAP AND U.S. GAAP AND OTHER REQUIRED DISCLOSURES

The condensed consolidated financial statements of Cableuropa, S.A.U. are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net loss and shareholders' equity from Spanish GAAP to US GAAP are presented below.

I. Reconciliation of shareholders' equity and net loss.

Reconciliation of shareholders' equity		€ thousand At June 30, 2002	At December 31, 2001
Shareholders' equity in accordance with Spanish GAAP ...		346,754	410,844
US GAAP adjustments:			
Stock issuance costs, net	(a)	(5,631)	(5,389)
Start-up costs, net	(b)	(120,797)	(127,889)
Foreign exchange deferred income	(c)	16,491	65
Valuation allowance on deferred tax assets	(d)	(69,279)	(55,594)
Research and development costs	(e)	(58)	(71)
Capitalisation of interest	(f)	23,542	19,249
Depreciation of Property and equipment	(g)	(50,000)	(37,853)
Stock-based compensation	(h)	2,018	2,833
Goodwill	(i),(l)	209,451	199,517
Derivative financial instruments	(j)	42,622	18,417
Participative loan	(m)	300,000	
Net deferred tax effect of US GAAP adjustments	(d)	12,668	18,063
Minority interests related to US GAAP adjustments	(k)	1,326	1,613
Shareholders' equity in accordance with US GAAP		709,107	443,805

Reconciliation of net loss		€ thousand Six Months Ended June 30, 2002	June 30, 2001
Net loss in accordance with Spanish GAAP		(64,090)	(163,268)
US GAAP adjustments:			
Reversal of amortisation of stock issuance costs	(a)	741	588
Start-up costs	(b)	(6,698)	(22,810)
Reversal of amortisation of start-up costs	(b)	13,790	12,414
Foreign exchange deferred income	(c)	16,426	4,237
Valuation allowance on deferred tax assets	(d)	(13,685)	
Reversal of amortisation research and development costs ...	(e)	13	17
Capitalisation of interest costs	(f)	4,988	5,107
Amortisation of capitalised interest	(f)	(695)	
Depreciation of property and equipment	(g)	(12,147)	(3,477)
Stock-based compensation	(h)	(815)	(315)
Goodwill related to corporate reorganization	(i)		(3,554)
Derivative financial instruments	(j)	25,047	
Net deferred tax effect of US GAAP adjustments	(d)	(5,395)	
Minority interests related to US GAAP adjustments	(k)	(287)	368
Adjusted amortization on goodwill	(l)	9,934	
Net loss in accordance with U.S. GAAP		(32,873)	(170,693)

(a) Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalised as non current assets and amortised over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortisation.

(b) Start-up costs. The start-up costs caption included in the Group's financial statements prepared under Spanish GAAP comprises capitalised costs of start-up activities. Under Spanish GAAP costs of start-up activities can be capitalised and amortised over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred.

(c) Foreign exchange deferred income. Under Spanish GAAP, positive exchange differences are deferred until they are realised. Under US GAAP, these differences are accounted for as financial income when incurred.

(d) Income taxes. Spanish GAAP permits the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if it can be demonstrated that the deferred tax assets can be realised within a ten-year period from the date on which the assets were generated.

Under US GAAP, deferred tax assets and liabilities are recognised for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax assets if it is "more likely than not" that these assets will not be realised. Under US GAAP, a partial valuation allowance has been recorded against deferred tax assets that are fully recognised under Spanish GAAP. The calculation of the partial valuation allowance recognised under US GAAP is based upon the anticipated utilisation of net operating loss carry-forwards in future years.

The reconciliation of shareholders' equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of June 30, 2002 and as of December 2001 are as follows:

	€ thousand	
Non-current	**At June 30, 2002**	**At December 31, 2001**
Deferred tax liabilities-provision on investments	(61,929)	(40,542)
Deferred tax assets- net operating losses carry-forward	285,905	241,710
Tax effects of US GAAP adjustments	31,670	45,159
Deferred taxes	255,646	246,327
Valuation allowance	(153,388)	(147,796)
Deferred taxes, net	102,258	98,531

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the six months ended June 30, 2002 and 2001 is as follows:

	€ thousand	
	June 30, 2002	**June 30, 2001**
Computed tax at the Spanish statutory rate of 35%.	(30,700)	(58,322)
Non deductible expenses	20,577	9,995
Differences due to consolidation adjustments	(12,685)	(2,912)
Corporate income tax	(22,808)	(51,239)

(e) Research and development costs. Under Spanish GAAP, research and development costs are capitalised as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability. Under US GAAP, these costs are expensed as incurred.

(f) Capitalisation of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company's own use must be capitalised as part of the cost of such assets. Under Spanish GAAP, capitalisation of interest cost is optional. The Group has chosen not to capitalise any interest cost under Spanish GAAP.

(g) Depreciation of assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company's stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(h) Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the percentage of vesting accumulated.

The weighted average remaining contractual life of the options outstanding as of June 30, 2002 is 26 months.

(i) Goodwill related to the Corporate Reorganisation

Under Spanish GAAP, the Corporate Reorganisation transactions (see note 8) gave rise to goodwill of €387.4 million. Under US GAAP the corporate reorganisation transactions gave rise to goodwill of € 601.4 million and an extraordinary loss of € 3.8 million, as explained in the following paragraphs.

- Value of Ordinary Shares Issued—

Under Spanish GAAP the corporate reorganisation is accounted for based on a value for the Group's ordinary shares as fixed by the Board of Directors. Under US GAAP, it is accounted for at fair value of the ordinary shares issued.

Management of the Group considered the fair value of the corporate reorganisation to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value has been estimated by applying a generally accepted valuation method.

In 2000 and 2001, the fair value of the corporate reorganisation was considered to be equivalent to the midpoint of the estimated range of the initial public offering price, which was cancelled.

- Redemption of Participative Loans

In 2000, the Group redeemed all outstanding participative loans in connection with the Corporate Reorganisation. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares does not give rise to a gain or loss. Instead, as the redemption of the loans is in connection with the acquisitions of the minority interests in the Group's subsidiaries, the difference between the estimated market value of the ordinary shares issued to redeem the loans and their carrying amount is recorded as goodwill.

Under US GAAP, the redemption of debt would not give rise to goodwill but, instead, may trigger an extraordinary gain or loss. This would occur if the value of the consideration used to redeem the debt is less than or is an excess of the carrying value of that debt on the date of redemption. The Corporate Reorganisation agreements do not specify the portion of our ordinary shares that are used to redeem the debt. Moreover, the fair value of the participative loans cannot be determined because of its specific terms.

Accordingly, the Group has made the assumption that 2,568,349 of the ordinary shares were used to redeem the debt. This assumption is based on the following concepts:

The carrying value of outstanding participative loans was €11.2 million.

The value of the Cableuropa ordinary shares issued to the minority shareholders of the subsidiaries at which the participative debt was outstanding was set by the Board of Directors and stated in the corporate reorganisation agreements at €4.36 per share.

Accordingly, the Group has assumed that 2,568,349 of its ordinary shares were used to redeem the participative loans, resulting in an extraordinary loss of €3.8 million.

Summary

The following table summarises the allocation of purchase price to the acquired net assets under US GAAP.

	Shareholdings acquisition	**Participative Loans acquisition**	**Cash Contributions**	**Total consideration**
Fair value of consideration issued.................	560,728	15,025	730	576,483
Less: Fair value of minority interests acquired	(39,930)	11,198	-	(28,732)
Less extraordinary loss	-	3,827	-	3,827
Goodwill	600,658	-	730	601,388

(j) Derivative financial instruments

The Group has entered into a cross-currency swap agreement to fix its future payments on MBCF-1 dollar denominated debt into euro. Under Spanish GAAP the Group accounts for this swap agreement off-balance sheet until the related cash flows are received or paid, at which time such cash flows are recorded directly to the statement of profit and loss. Prior to January 1, 2001, the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of € 5.0 million in other comprehensive income to adopt the provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income is being amortised into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has recorded this swap agreement on the balance sheet at its fair value, with changes in fair value recognised in the statement of profit and loss during the year.

(k) Minority interests.

Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests.

(l) Adjusted amortization on Goodwill.

Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, in connection with the adoption of SFAS 142 on January 1, 2002 the Group is no longer recording goodwill amortization expense.

(m) Participative loan

Under Spanish GAAP, the participative loans received from Grupo Corporativo ONO, S.A. are presented on the balance sheet as a long-term liability. Under US GAAP, as these participative loans are considered a contribution to Cableuropa S.A.U. from our beneficiary shareholders through Grupo Corporativo ONO, S.A. and since it's expected that this will be converted into equity, these are considered as contributed capital and reflected as an increase in shareholders' equity.

II. Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Spanish GAAP measurement basis.

a) Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b) Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since it bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the company's equity shares at June 30, 2002 has been estimated using a generally accepted valuation method. The total market value of the MBCF-1, MBCF-2 and MBCF-3 long-term debt balances, as of June 30, 2002 and December 2001, was approximately €321 million and €788 million, respectively.

c) Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognised.

Comprehensive income under US GAAP is as follows:

	€ thousand **For the six months ended June 2002**
Net loss under US GAAP	(32,873)
Other comprehensive income:	
Transition adjustment for derivative financial instruments, net of tax credit of € 1,362 thousand	2,525
Net comprehensive loss under US GAAP	(30,348)

There were no amounts recorded as comprehensive income during the six months ended June, 31 2001.

d) Classification differences

- Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

- Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents, Cash and cash equivalents under US GAAP amounted to 7.2 million euros and 10.5 million euros, at June 30, 2002 and December 31, 2001, respectively.

- Prepayments for tangible assets. Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets. Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilised.

- Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

e) Consolidated Statements of Cash flows (Unaudited).

	€ thousand	
	Six Months Ended	
	June 30, 2002	June 30, 2001
OPERATING ACTIVITIES	**(64,090)**	**(163,268)**
Net loss		
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES		
Exchange rate difference in long term debt	(11,807)	20,053
Amortization of deferred expenses	7,066	-
Depreciation and amortization	64,596	44,751
Commitments and contingencies	107	-
Tax Credits	(22,808)	-
Provision for EVC	(51,492)	-
Losses attributed to minority interests	(815)	(3,367)
Start-up costs	(9,239)	(24,677)
Deferred expenses	(129)	1,566
Other	(14)	(106)
Changes in operating assets and liabilities		
Accounts receivable, and other debtors	(12,066)	2,557
Short term restricted cash deposits	(74,168)	37,201
Other current assets	2,723	(40,438)
Accounts payable	(60,705)	(85,964)
Short term debt and other current liabilities	6,829	42,120
Net cash used by operating activities	**(226,012)**	**(169,572)**
INVESTING ACTIVITIES:		
Purchases of property and equipment	(108,657)	(204,307)
Goodwill	(227)	-
Acquisition of investments (including restricted investments)	747	2,897
Intangible assets	844	(1,338)
Net cash used in investing activities	**(107,293)**	**(202,748)**
FINANCING ACTIVITIES		
Issuance of common stock	-	150,002
Proceeds from senior notes	-	306,721
Proceeds from EVC	-	50,603
Participating loans from shareholders	300,000	-
(Payments) / proceeds of debt with credit entities	22,267	9,849
Other, net	7,743	(2,302)
Net cash provided by financing activities	**330,010**	**514,873**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,295)	142,553
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,503	14,259
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,208	156,812

f) New accounting pronouncements

SFAS 142

In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard N° 142 "Goodwill and other Intangible Assets" (SFAS 142).

SFAS 142 is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provision of SFAS 142 (1) prohibit the amortisation of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinitive lived- intangible assets be tested annually for impairment and (3) require that reporting units be identified for purposes of assessing potential future impairments of goodwill.

SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of FAS 142. In addition it has a Portuguese cable operator subsidiary which also can be considered as a reporting unit under the guidance of FAS 142. To identify the potential goodwill impairment loss the fair value of the reporting unit was compared with its respective carrying amount, including goodwill. With regard to the Spanish reporting unit, its fair value is greater than its carrying amount and thereby the reporting unit's goodwill is not considered impaired. With regard to the Portuguese reporting unit, its carrying value was found to be in excess of its fair value and therefore the Company will proceed with step two of the impairment test before year end. The book value of its allocated goodwill amounts to euro 776 thousand as of June 30, 2002.

The Company has ceased goodwill amortization as of the beginning of the year. As required by FAS 142, the results for the prior year's six months have not been restated. A reconciliation of the previously reported net loss is presented as follows:

	€ thousand	
	For the six months ended	
	June 30, 2002	June 30, 2001
Reported net loss	(32,873)	(170,693)
Add back goodwill amortization	-	13,361
Adjusted net loss	(32,873)	(157,332)

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

Following is disclosed additional required information according to FAS 142:

a) Intangible assets' carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of June 30, 2002

	€ thousand	
	Gross Carrying Amount	Accumulated Amortization
Definite lived intangible assets		
Brand	638	329
Goodwill (Note 8)	125,841	10,038
Franchise acquisition costs	11,955	2,021
Broadcast rights	2,519	-
Computer software	31,216	15,875
Research and development	235	176
Finance leases	6,309	1,934
Other intangible fixed assets	240	40
Total definite lived intangible assets	178,953	30,413
Indefinite lived intangible assets	-	-
Total intangible assets	**178,953**	**30,413**

b) The amortization expense for the period,

	€ thousand For the six months ended June 2002
Amortisation of Goodwill (intangible assets)	3,159
Amortisation of intangible assets (excluded goodwill)	4,818
Amortisation of Goodwill on consolidation	6,775
Amortisation of tangible assets	33,728
Amortisation of start up cost	16,116
Total amortisation	64,596

c) The estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

		€ thousand
Estimated Amortization Expense	Intangible Assets	Goodwill[1]
For the year ended December 31,2003	9,394	19,868
For the year ended December 31,2004	9,682	19,868
For the year ended December 31,2005	4,147	19,868
For the year ended December 31,2006	3,510	19,868
For the year ended December 31,2007	3,778	19,868

[1] Includes both goodwill on consolidation and on intangible asset.

d) The changes in the carrying amount of goodwill during the period

	€ thousand	
	Goodwill on consolidation	**Goodwill intangible asset**
Balance as of January 1, 2002	256,163	118,962
Goodwill acquired during the year	227	-
Amortisation	(6,775)	(3,159)
Impairment losses	-	-
Balance as of June 30, 2002	249,615	115,803

SFAS 143

In August 2001, the FASB issued Statement of Financial Accounting Standards N° 143 Accounting for Obligations Associated with the Retirement of Long-Lived Assets (SFAS 143). This standard will be effective for the Group from January 1, 2003. SFAS 143 provides guidance on accounting for retirement obligations associated with tangible long-lived assets. The standard requires that such obligations be capitalised as part of the assets' cost at the time of initial recognition, with the related liability discounted to its fair value at the time of recognition. Income adjustments resulting from the adoption of SFAS 143 will be disclosed as a cumulative effect of a change in accounting principles. The Group will assess the impact that this new standard will have on its financial position and results of operations.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Set forth below is a discussion of the financial condition and results of operations of the Cableuropa, S.A.U. and its subsidiaries (the "Group") for the six months ended June 30, 2002. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and notes thereto for the six months ended June 30, 2002 included herein.

Introduction

Cableuropa, a Spanish corporation, is both an operating company and the intermediate holding company for the ONO group, which is further made up of our five Spanish cable television and telecommunications subsidiaries, our Portuguese subsidiary (Univertel Comunicações Universais, S.A.), our Internet subsidiary (ONOLab Internet, S.A.U. or ONOLab), and our business service subsidiaries (ONO Service Provider, S.A.U or ONO SP and ONONet Comunicaciones, S.A.U. or ONONet).

The five Spanish cable television and telecommunications subsidiaries referred to above are:

- Cable y Televisión de Andalucia, S.A.U., known as Andalucia;
- Mediterránea Norte Sistemas de Cable, S.A., known as Valencia North;
- Mediterránea Sur Sistemas de Cable, S.A., known as Valencia South;
- Región de Murcia de Cable, S.A., known as Murcia; and
- Valencia de Cable, S.A., known as Valencia.

The following table shows Cableuropa's percentage ownership of each of the Spanish Cable Operators as of June 30, 2002:

Cable Operator	Cableuropa Ownership
Andalucia [1]	100.00%
Valencia North	97.83%
Valencia South	97.83%
Murcia	99.94%
Valencia	98.13%

(1) Andalucia is indirectly held by Cableuropa through Jerez de Cable, S.L.

The remaining equity interests are held by local shareholders.

These subsidiaries own cable franchises in each of the above mentioned areas. Cableuropa directly owns 7 additional franchise areas in Spain: the cities of Albacete, El Puerto, Cádiz, Huelva and Sanlúcar, and the areas of Mallorca and Cantabria. Our Spanish franchises cover approximately four million homes and 270,000 businesses, representing approximately 23% of the homes and 18% of the businesses in Spain.

As at June 30, 2002, Jerez de Cable, S.L., Cable y Televisión de Andalucia, S.A.U., ONOLab Internet, S.A.U., ONO Service Provider, S.A.U. and TeleSanlúcar, S.L (a local television production company), 100% owned by the Group are in the process of a merger into Cableuropa S.A.U.

Our operations

We are one of the leading providers of integrated telecommunications, cable television and broadband Internet services in Spain. We commenced commercial operations in October 1998 and our network buildout remains to be completed. Consequently, we expect to incur net losses until at least the end of 2005. Our business is comprised of two principal elements:

- *Cable Television, Direct Access Telecommunications Services and Broadband and Narrowband Internet Access Targeted at Residential Users.* We offer these services in our Spanish franchises, the areas of Spain where we have licenses, authorizations and concessions to provide these services.

- *Direct Access Competitive Local Exchange Services Targeted at Small and Medium Business Customers.* We are also building local access fiber-optic networks, primarily in the principal cities in our franchise areas. Local access networks connect small and medium sized business customers directly to our fiber-optic network. We further provide a range of voice, data and other value-added services to medium and large sized business customers, including other telecommunications operators on a national basis, and we may use other operators' local access networks for the final link to the customer in some of these cases.

As of June 30, 2002, our local networks were accessible to 1,572,463 homes and included 15 high capacity voice and data switches and 5,634 kilometers of installed and operational local access networks. We are building our local networks at a rate that will give us access to approximately 335,000 additional homes in 2002.

As of June 30, 2002, we had leased and were operating approximately 6,169 kilometers of fiber-optic cable for our backbone network. The backbone network connects our franchise areas and enables us to achieve significant cost savings, generate additional revenues and allow us to provide good quality communication services across all of our networks. We also lease backbone network outside of our franchise areas in order to provide service to certain business customers.

Our backbone network is equipped with dense wave-division multiplexing equipment, which allows us to use several different wavelengths of laser light in each optical fiber simultaneously. This technology substantially increases the capacity of the backbone network and consequently makes its deployment more cost effective than other available technologies. In addition, our backbone network has been augmented with a national IP network. We use our backbone network to:

- link each of our telephone switches, allowing a greater proportion of calls to remain solely within our network and thereby saving on interconnection costs;
- distribute our high-speed Internet services from our national data center in Madrid; and
- deliver the digital TV signal from our digital TV play-out center in Madrid.

We currently provide residential and business customers with a broad array of competitive communications products and services, including the following:

- *Residential services.* We provide high-speed, high capacity, or broadband telecommunications services, including local exchange services, cable television services and Internet access services to residential customers, (including small office and home office customers), in each of our Spanish franchises. As of June 30, 2002, we had 408,013 residential customers, which represent approximately one out of every three homes to which we have marketed our services. Approximately 70% of our residential customers subscribe to two or more services.
- *Business services.* Inside our franchise areas, we provide broadband telecommunications services to small and medium size business customers through direct connections to our networks, including basic voice services, value-added services and data services. Outside of our franchise areas we are able to offer companies of all sizes sophisticated voice and data services. In addition, we also provide carrier services to other telecommunications providers requiring transmission capacity on our networks. As of June 30, 2002, we had 6,571 business customers.

As a result of our limited operating history, you have limited operating and financial data about us upon which to base an evaluation of our performance. The quarter ended June 30, 2002 is our first quarter reporting positive EBITDA. We have experienced negative cash flows after capital expenditures and debt service, and net losses to date reflecting the development stage of our activities. We expect to continue to generate negative cash flows and net losses until our networks are adequately developed to allow us to establish sufficient revenue generating customer base. We expect negative cash flows, after capital expenditures and debt service and net losses at least until the end of 2005. In addition, the Group's operations are subject to significant regulation and supervision by various regulatory bodies. Changes in such regulations could impact our results.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

Key Operating and Financial Statistics

The following table set out a summary of the Group's key operating and financial statistics to date:

Commercial	June 30, 2002	December 31, 2001	June 30, 2001
Cities under construction	76	67	58
Cities with service	69	60	46
Local network built (kilometers)	5,634	5,135	4,407
Backbone network (kilometers)	6,169	5,712	5,000
Operational switches	15	15	15
Operational headends	12	12	12
Homes passed	1,572,463	1,399,514	1,159,875
Residential Services			
Telecommunications customers	379,802	308,056	229,898
Telecommunications penetration (1)	29.4%	27.7%	26.8%
Average monthly revenue per telecommunications customer (euro) (2)	29.0	28.4	29.7
Cable television customers	266,034	232,199	177,810
Television penetration (1)	20.6%	20.9%	20.7%
Average monthly revenue per television customer (euro) (2)	18.6	18.0	17.4
Broadband high speed Internet customers	75,073	37,155	25,664
Average monthly revenue per broadband internet customer (euro) (2)	39.9	40.1	36.5
Narrowband Internet customers	37,490	48,964	37,502
Average monthly revenue per narrowband internet customer (euro) (2)	19.5	16.1	16.0
Total customers	408,013	333,997	252,340
Average monthly revenue per customer (euro)(2)	47.8	45.7	45.4
Business Services			
Business customers in service (3)	6,571	4,829	3,787
Average monthly revenue per customer (euro)(2),(3)	223.2	277.9	152.3

(1) Penetration is calculated by expressing the number of customers at the end of the relevant period over homes marketed.
(2) Average monthly revenue per telecommunications and per television customer are based on the results of operations for the three months ended June 30, 2002, the three months ended December 31, 2001 and the three months ended June 30 2001.
(3) Calculation includes revenues (and customers) from ONO Service Provider, S.A. (former Telia Iberia, acquired in the third quarter of 2001) of approximately €1,170 thousand for the quarter ended June, 30 2002, and €1,324 thousand for 2001 (since its acquisition in September).

Financial Results for the Six Months Ended June 30, 2002 and 2001

Revenues

Revenues were €114.9 million in the six months ended June 30, 2002, as compared to revenues of €60.1 million in the six months ended June 30, 2001. The increase of approximately €54.8 million is principally due to an increase in the number of our residential and business customers as we have continued to build our integrated telecommunications and cable television networks. In the six months ended June 30, 2002 approximately 67% of our revenues were derived from residential direct access telephony and Internet access services as compared to 72% in the same period in 2001. The decrease in the percentage share of our residential telecommunications revenues is mainly due to the increase in business revenues as a result of the acquisition of ONO SP, who principally provides data services to business customers, in September 2001.

Residential Services. Residential telephony revenues (which includes small office and home office customers) were €59.5 million in the six months ended June 30, 2002, as compared to revenues of €40.3 million in the six months ended June 30, 2001. Cable television revenues were €29.1 million in the six months ended June 30, 2002 as compared with €16.3 million in the same period in 2001. The increase in revenues is due to increases in both the penetration of our services and the average revenue per user.

We offer our customers a number of different packages, each of which includes a variable combination of telephony services, cable television services and Internet access at a price that is lower than the aggregate price of these services purchased on an individual basis. As of June 30, 2002, the percentage of our customers who took in two or more services was approximately 70%.

Residential telephony penetration increased from 26.8% as of June 30, 2001 to 29.4% as of June 30, 2002. Cable television penetration remained approximately at the same level, reaching 20.7% as of June 30, 2001 and 20.6% as of June 30, 2002. Internet access services were launched in late 1999, reaching a combined broadband and narrowband penetration of 8.7% as of June 30, 2002 and 7.3% as of June 30, 2001.

Average monthly revenues per telecommunications customer were €29.0 and average monthly revenues per television customer were €18.6 in the three months ended June 30, 2002, showing a decrease of 2.4% and an increase of 6.9%, respectively, as compared to the three months ended June 30, 2001. The increase in cable television ARPU is mainly due to price increases and more customers taking premium packages. This revenue increase, together with the increasing take up of bundled services led to an average monthly revenue per residential customer of €47.8 as of June 30, 2002 as compared to €45.4 as of June 30, 2001.

Business Services. We extended business services offerings to medium sized and large businesses to all of our franchises areas in 2001 and following the acquisition of ONO SP we are able to offer business services across the whole country. As of June 30, 2002, we had 6,571 business customers as compared to 3,787 as of June 30, 2001. These customers generated revenues of €7.1 million during the period as compared to €3.2 million in the same period in 2001. Average monthly revenues per business customer in the three months ended June 30, 2001 were €223.2 as compared to €152.3 for the same period in the previous year.

Operating Expenses

Total operating expenses in the six months ended June 30, 2002 were €174.4 million as compared with €131.4 million in the same period in 2001. Operating expenses consisted of cost of services, soccer broadcast rights amortization, selling, general and administrative expenses, and depreciation and amortization.

Cost of services was €44.2 million in the six months ended June 30, 2002 as compared with €35.0 million in the same period in 2001. Cost of services consists of interconnection costs for telecommunications services, programming fees for cable television services and Internet connectivity costs. The increase in costs of services in the six months ended June 30, 2002 is in line with the expansion of our business. Our gross profit (revenues less cost of services) in the six months ended June 30, 2002 was €70.7 million, an increase of €45.6 million from a gross profit of €25.1 million in the six months ended June 30, 2001.

Broadcast rights amortization was €3.2 million in the six months ended June 30, 2002 and €2.7 million in the same period in 2001. We entered into agreements to receive pay-per-view television of Spanish soccer with CanalSatélite Digital and Audio Visual Sport in September and November 1999 and paid a lump sum for such rights. This cost is being amortised over 4 years. In July 2001 we entered into a agreement with Via Digital for the provision of a super premium product during the period October 2001 to December 2004. The cost of the acquisition of access to such rights is being amortized over 3 years.

Selling, general and administrative expenses include those related to selling and marketing, customer care, network operation, lease and maintenance and billing.

Gross selling, general and administrative expenses decreased 10.4%, to €87.9 million in the six months ended June 30, 2002 from €98.1 million in the same period in 2001, despite the continued expansion of our business resulting mainly from a continued focus on cost control.

In accordance with Spanish GAAP, start-up costs and certain costs associated with the purchase of property and equipment for our networks are capitalized. These capitalized costs amounted to €15.5 million in the six months ended June 30, 2002 as compared with €36.6 million in the same period in 2001. This decrease in cost capitalization is due to the fact that the Group is an advanced stage of its prematurity period . Therefore, we expect capitalized costs to continue to decrease in the future.

Net selling, general and administrative expenses, were €72.4 million in the six months ended June 30, 2002, an increase of €10.9 million as compared with €61.5 million in the six months ended June 30, 2001. This increase is the result of the above mentioned reduction of capitalized costs, which offsets the decrease in gross selling, general and administrative expenses.

Depreciation and amortization expenses were €54.7 million in the six months ended June 30, 2002 as compared with €32.2 million in the same period in 2001. The increase in depreciation and amortization reflects our increased capital expenditure for the continuing construction of our networks.

Operating Loss

Operating losses were €59.5 million in the six months ended June 30, 2002 as compared with €71.3 million in the same period in 2001. The decrease in operating losses reflects increased customers and revenues in addition to the effect of our cost control management.

Net Financial Expense

Net interest and other financial expense was €69.8 million in the six months ended June 30, 2002 as compared with €78.7 million in the same period in 2001. Although our debt increased in the six months ended June 30, 2002, to fund our buildout and operations, net interest expense decreased. This is the result of the effect of the U.S. Dollar and the financial markets depreciation on our U.S. Dollar denominated debt.

Revaluation of the EVC liability

Given the significant reduction in worldwide valuations of cable assets, we have reversed a proportion of the potential liability that could be payable under certain circumstances with respect to the EVCs issued with certain Senior Notes. At June 30, 2002, taking into account the estimated market value of the shares of Cableuropa S.A.U. the debt recorded with respect of the EVCs amounts to € 25.5 million. (€ 76.9 million at Dec 31, 2001).

The consolidated statement of profit and loss includes under the caption "EVC revaluation" the change in the estimated liability under the EVCs derived from this estimated market value of the Cableuropa, S.A.U. shares as of June 30, 2002.

Effect of Inflation

We do not believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure that inflation will not have a material adverse effect on our business in the future.

Recent Developments

On July 23, 2002 we entered into an arrangement with several banks and financial institutions for a new VAT facility to discount 2002 sales tax refunds. This facility was signed substantially under the same terms and conditions as the previous VAT facility with a maximum limit of € 35.0 million.

We are under negotiations with several banks and financial institutions to enter into an arrangement for a swap to fix 50% of the foreign exchange risk associated to the US Dollar interest payments related to our 2001 notes until February 2006.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

Liquidity and Capital Resources

We believe that, given the following sources of funding, we have enough financing to fund our current planned network buildout, through the end of the current business plan:

- cash on hand;
- drawdowns under the sales tax discounting facility and other short term credit facilities; and
- borrowings under the senior bank facility.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase outstanding notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Participative loans

In 2002, Grupo Corporativo ONO, S.A. received €300 million from our beneficial shareholders and contributed them to Cableuropa, S.A.U., which were characterised as participative loans. The participative loans accrue a variable interest of 0.25% on the volume of revenues of the Cableuropa group earned once revenues have surpassed €747 million on a quarterly basis.

These interests will not be credited to Grupo Coporativo ONO, S.A. except when all amounts related to the senior bank facility and any other senior debt of the Cableuropa group (including principal and interest), have been fully met. Accrued and unpaid interests are added to the principal on a periodic basis. In no case should delayed interests be accrued. Interest added to the principal will be met by a one off payment on the expiry date of the loan.

Outstanding financial debt obligations

Our outstanding financial debt obligations as of June 30, 2002 are as follows:

	Debt with credit entities Euro Thousand	Other financial debt Euro Thousand	Total Euro Thousand
2002	78,359	-	78,359
2003	2,902	-	2,902
2004	-	-	-
2005	-	-	-
2006	-	-	-
Subsequent years	140,000	983,798	1,123,798
Total	221,261	983,798	1,205,059
Less short term portion	78,359	-	78,359
Long term portion	142,902	983,798	1,126,700

Debt with credit entities

The detail of debt with credit entities as of June 30, 2002 is as follows:

Type of debt	Maximum available Euro Thousand	Outstanding Drawings Euro Thousand
Long term debt:		
Senior Bank Facility	285,000	140,000
"La Caixa" loan	-	2,176
Leasing	-	726
Long term debt with credit entities	285,000	142,902
Short term debt:		
VAT Facility	67,170	65,230
"La Caixa" loan	-	1,027
Invoice discounting	5,711	5,711
Other credit facilities	33,916	4,340
Leasing	4,704	2,051
Short term debt with credit entities	111,501	78,359
Total	396,501	221,261

Other financial debt

The items included under this caption are as follows:

Type of Debt	Euro Thousand
Long term:	
1999 notes related debt (MBCF-1) denominated in US Dollars	308,296
1999 notes related debt (MBCF-1) denominated in euros	125,000
2000 notes related debt (MBCF-2) denominated in euros	200,000
2001 notes related debt (MBCF-3) denominated in euros	150,000
2001 notes related debt (MBCF-3) denominated in US Dollars	200,502
Total other financial debt	983,798

Sources of liquidity and related risks

Short-term financing

In July 2001, we entered into a sales tax discounting facility of €67.2 million with a group of institutions led by Unicaja, the principal savings bank in Andalucia. Sales tax refunds in Spain are generally received six months or more after the end of the year for which the sales tax refund is due. These facility is secured by a pledge over the sales tax receivable from the Spanish tax authorities and over the account to which the sales tax refunds are to be credited and allows us earlier access to the sales tax refund. Borrowings under the sales tax discounting facilities are limited to the extent of our receivables from the Spanish government.

We have a number of unsecured short term credit facilities with financial institutions in Spain, which maximum availability totaled around €34 million at June 30, 2002. These facilities are used to help us manage our working capital requirements.

Long-term financing

On August 8, 2001, Cableuropa and each of the Spanish subsidiaries, ONOLab and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks as arrangers of a senior secured bank facility to provide financing of up to €800 million for network construction, capital expenditure and working capital requirements of Cableuropa and these subsidiaries. Following its acquisition in September 2001, ONO SP joined the senior bank facility as guarantor and borrower. Under the senior bank facility, the borrowers must fulfill a number of conditions to borrowing availability, including certain representations and warranties and the absence of material adverse changes. No assurance can be given that such conditions to borrowing will be fulfilled or that funds under such facility will be made available to us. As at June 30, 2002 we had drawn €140 million under our €800 million senior bank facility. The senior bank facility maturity date is December 31, 2008. As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

- Cableuropa's own shares, Cableuropa's shares in the Spanish subsidiaries, ONOLab, ONONet and ONO SP; and
- material assets of Cableuropa, the Spanish subsidiaries, ONOLab, ONONet and ONO SP in respect of which security can be granted, including material contracts, inter-group loans, bank accounts, insurance policies, and intellectual property.

On August 8, 2001, as part of the finance package including the senior bank facility, our beneficial shareholders approved an additional contribution of €300 million. We received this amount in equity to Grupo Corporativo ONO, S.A. who contributed it as participative loans to Cableuropa, S.A.U., in the first quarter of 2002.

Off-balance sheet arrangements

Currency Swap

In May 2000, we entered into a cross currency swap to hedge our exposure to exchange rate differences on our 1999 dollar notes. As of June 30, 2002, the fair value of the cross currency swap would represent a €12.5 million liability for the group.

Performance guarantees

Certain Group companies have secured guarantees from Spanish credit institutions to guarantee compliance with specific commitments related to network construction, among others with the Ministry of Science and Technology, City Councils and other organizations related to the cable television and telecommunications licenses. Due to the partial conversion of cable telecommunications licences into telecommunications service licences, we expect a portion of these guarantees to be cancelled within the near-term. As of June 30, 2002 our performance guarantees amounted to €41.0 million.

Other liabilities accounted for at fair value

Equity Value Certificates ("EVCs")

In connection with the 1999 note issue on May 6, 1999, Cableuropa S.A.U. concluded, as the guarantor, two agreements with ONO Finance Plc and Bankers Trust, as agent, known as the "1999 Euro Equity Value Certificate Agreement" and the "1999 Dollar Equity Value Certificate Agreement". At June 30, 2002, taking into account the estimated market value of Cableuropa, S.A.U. shares, the debt recorded in respect of these 1999 EVCs amounted to €8.8 million.

In connection with the 2001 note issue on February 9, 2001, Cableuropa, S.A.U. concluded, as the guarantor, two agreements with ONO Finance Plc and Deutsche Bank, as agent, known as the "2001 Euro Equity Value Certificate Agreement" and "2001 Dollar Equity Value Certificate Agreement". At June 30, 2002, taking into account the estimated market value of Cableuropa S.A.U. shares, the debt recorded in respect of these 2001 EVCs amounted to €16.7 million.

Share-based compensation plan (Phantom stock option Plan)

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

On June 17, 1999 the Board of Directors of Cableuropa, S.A.U. approved a phantom stock option plan (the "Phantom Plan") for certain employees and directors, which provides that eligible employees and directors with the right, subject to vesting, to receive the difference between the market value (estimated by the Board of Directors) of a certain number of shares of Cableuropa, S.A.U. and their exercise price. The maximum period to exercise the options is 10 years. The potential liability under the Phantom Plan is recalculated periodically and amounted to €16.7 million as of June 30, 2002. Under Spanish GAAP changes in value of the options are recognized in the profit and loss account in the year incurred.

Options granted under the Phantom Plan vest progressively in equal thirds following the effective date of grant as follows: 3.5, 4.5 and 5.5 years.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. When used herein, the words, "believe", "anticipate", "should", "intend", "plan", "expects", "estimate", "projects", "positioned", "strategy", and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions in Spain; the Group's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The following discussion about our financial risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual result could differ materially from those projected in these forward-looking statements.

It is our policy not to enter into any transactions of a speculative nature. Our investment policy is limited by the indentures for our notes and by our senior bank facility agreements. We are restricted to investing in financial instruments with a maturity of one year or less (with certain limited exceptions). The indentures require our investments to meet high credit quality standards, such as (1) obligations of the governments of the United States, Germany, France, the United Kingdom and Spain or agencies thereof guaranteed by such countries, (2) certificates of deposits and money market deposits, (3) commercial paper with a rating of A-1 or P-1 and (4) direct obligations of U.S. states. Nevertheless, it is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase our outstanding notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments. We do not think that we are exposed to significant changes in the fair value of our investment portfolio because of our conservative investment strategy.

Our 1999 and 2001 notes that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rate between the U.S. dollar and the euro. Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin. The interest rates on the notes are fixed. Accordingly, as at June 30, 2002 we had variable rate debt outstanding and, accordingly, exposure to risk due to fluctuations of interest rates. It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase our outstanding notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

On May 18, 2000, ONONet formalized with Bank of America and Toronto Dominion Bank a cross currency swap operation from U.S. dollar to euro, whereby these banks assumed the amount of the debt denominated on the 1999 dollar notes until May 1, 2004 plus the corresponding interest payable in dollars as from the maturity of the escrow accounts until that date, and ONONet for its part, assumed a debt to these banks with the same maturity dates, of €308 million in capital and a total of €76 million in interests. The exchange rates at which this cross currency swap operation was carried out were 0.8920 and 1.1713 dollars per euro for capital and interest respectively. At the same date, ONONet and the Group companies underwriting the debt, assigned the debt assumed by them to ONO Finance plc, the coverage underwritten covering all the Group companies.

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

Interest rate sensitivity

The following table sets forth certain information with respect to the debt obligations at June 30, 2002 that are sensitive to changes in interest rate:

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

	Expected maturity date (expressed in thousands of each currency)							Euro thousand
	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
Long term debt-variable rate:								
Senior bank facility	-	-	-	-	-	140,000	140,000	140,000
Euribor + 3,5%								
Long term debt-fixed rate:								
Dollar notes	-	-	-	-	-	475,000	475,000	161,069
Average interest rate: 13,7%								
Euro notes						475,000	475,000	160,250
Average interest rate: 13,7%								

Foreign Exchange rate sensitivity

The following table sets forth certain information with respect to the debt obligations and cross-currency swap at June 30, 2002 that are sensitive to changes in foreign exchange rate:

	Expected maturity date (expressed in thousands of each currency)							Euro thousand
	2002	2003	2004	2005	2006	Thereafter	Total	Fair value
Cross currency swap 1999 dollar notes (US $)	-	-	(12,546)	-	-	-	(12,546)	(12,546)
2001 dollar notes 14%	-	-	-	-	-	200,000	200,000	68,993

New Accounting Standards

For a description of new U.S. generally accepted accounting standards affecting the Group, see note 12 to our consolidated financial statements included elsewhere in this Form 6-K. No new Spanish generally accepted accounting standards have been issued that may affect the Group's financial statements.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Certain legal actions have been initiated against the Spanish telecommunications regulatory authority, challenging the award, or the public bidding process that resulted in the award, of the Murcia, Huelva and Andalucía, franchises, respectively. In addition, the enlargement of the Mallorca franchise has been challenged. We are not a party to all these proceedings, though they may adversely affect our licenses. Generally, the plaintiffs in these actions either challenge the public bidding process or allege non-compliance by the Spanish telecommunications regulatory authority with such procedures. The Spanish telecommunications regulatory authority is contesting these actions and we intend to file supporting memoranda vigorously contesting these actions. We believe that there is no factual basis to support the plaintiffs' claims, and that the actions will therefore prove unsuccessful. The loss of any of these franchises would have a material adverse effect on us and would constitute an event of default under the terms of the 1999 notes, the 2000 notes, the 2001 notes and the senior bank facility. Similar actions have been filed by unsuccessful bidders in connection with the award of many of the cable/telephony franchises awarded in 1997 and 1998. To date no action has been successful in overturning the award of a franchise.

The Group is also engaged in certain routine litigation arising in the ordinary course of its business. The Group does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, could have a material adverse effect on the Group's business or financial condition.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

SECOND QUARTER 2002 RESULTS

EBITDA POSITIVE

- **revenue increases 10% on the previous quarter to Euro 60 million**
- **53% increase in broadband internet customers to 75,000**
- **gross margin up to 63% from 60% in the previous quarter**
- **significant headcount reductions planned**

Madrid – 31 July 2002

ONO, (www.ono.es), Spain's leading broadband service provider, today announced its unaudited operating and financial results for the second quarter of the year ending 30 June 2002. The highlights of the results are as follows:

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

Financial highlights

	Quarter ended 30.06.02	Quarter ended 31.03.02	% change	Quarter ended 30.06.01
Revenues (Euro million)	60.3	54.7	10%	34.1
Gross margin %	63%	60%	3pp	45%
EBITDA (Euro million)	0.9	(2.5)	136%	(15.9)

Operating highlights

	As at 30.06.02	As at 31.03.02	% change	As at 30.06.01
Residential market				
Customers	408,013	370,819	10%	252,340
Telecommunications	379,802	343,153	11%	229,898
Television	266,034	251,547	6%	177,810
Broadband internet	75,073	49,171	53%	25,664
Narrowband internet	37,490	49,243	(24)%	37,502
Penetration				
Customer	31.6%	30.7%	0.9pp	29.5%
Telecommunications	29.4%	28.4%	1.0pp	26.8%
Television	20.6%	20.9%	(0.3)pp	20.7%
Internet	8.7%	8.2%	0.5pp	7.4%
Avg. monthly revenue per customer -Euro	47.8	47.5	-	45.4
Business market				
Customers	6,571	5,308	24%	3,787
Avg. monthly revenue per customer -Euro	218.0	253.0	(14)%	152.3
Infrastructure				
Homes passed	1,572,463	1,483,706	6%	1,159,875

Commenting on ONO's performance in the second quarter of 2002, Richard Alden, ONO's Chief Executive Officer, said:

"I am pleased with the operating progress made this quarter and particularly proud that we have reached positive EBITDA some six months ahead of our original plans, despite a difficult climate of reducing consumer confidence and general economic decline.

Overall our results are positive - we have grown our customer base this quarter by 10% to 408,000 customers and grown revenues by 10% as well to a reach an annualised revenue figure of nearly Euro 250 million. Meanwhile we have improved gross margins by a further 3 percentage points to reach 63% and have kept gross operating costs strictly under control so that they show an increase of only 6%.

At the same time we are experiencing a much tougher economic climate in the residential TV and business sectors. However, ONO has consistently shown itself to be capable of taking difficult decisions in difficult times and we will continue to adopt strong measures in order to ensure that our overall profitability continues to grow in line with expectations.

Given the combination of unprecedented uncertainty in the financial markets and the rapid evolution of the company out of its construction phase, we are taking urgent and decisive measures to further intensify our cost reduction policy. As part of this programme we have today taken the painful step of filing for governmental approval to reduce our labour force by up to 450 fixed employees. These, and other measures, will ensure that our cost base for 2003 adequately reflects the reality of the difficult times in which we are living."

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

About ONO

ONO is one of the leading integrated broadband services providers in Spain. It offers direct access telephony, pay television and internet access services to the residential market where it has a target market of over four million homes in exclusive franchise areas. In the business market, ONO offers advanced voice, data and application services across its own high capacity local access and national backbone networks. ONO's principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will presented in the group's filings with the Securities and Exchange Commission.

For further information, please contact:

Michael Vorstman
Chief Financial Officer
(+34) 91 180 9523
michael.vorstman@ono.es

Alejandra Moore Mayorga
Grupo Albión
(+34) 91 531 2388
amoore@grupoalbion.com

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

Financial results for the second quarter of 2002

Residential services. Revenues were Euro 60.3 million for the second quarter of 2002 compared to Euro 54.7 million in the first quarter of 2002, a 10% increase. This improvement primarily reflects a 10% increase in customer numbers with a small increase in the average monthly revenue per customer from Euro 47.5 for the first quarter to Euro 47.8 in the second quarter.

In the quarter we passed 89,000 new homes and released 86,000 to marketing. The ratio of homes released to marketing to homes passed improved from 81% in the first quarter of 2002 to 82% in the second quarter, as increasing the efficiency of our investments continues to be an important focus for us.

Revenue for residential telecommunications services rose by 11.6% to Euro 31.4 million, as customer numbers grew by 11% to 380,000 and the average monthly revenue per customer increased from Euro 28.8 in the first quarter of 2002 to Euro 29.0 in the second quarter. Telecommunications penetration increased by 1 percentage point in the second quarter to reach 29.4%, against 28.4% in the previous quarter.

Cable television revenues for the second quarter of 2002 were Euro 14.4 million compared to Euro 14.7 million in the first quarter of the year, a fall of 2%. This fall reflects a lower level of average monthly revenue per customer, which fell from Euro 20.2 to Euro 18.6 primarily due to a lower level of pay-per-view purchases as the football season has now ended. Cable television net adds grew at a disappointing rate in the quarter, partly attributable to the general economic situation, the general confusion in the Spanish pay TV market caused by the failure of Quiero TV and the proposed merger of the satellite platforms and growing levels of piracy in the market in general.

Internet access revenues were Euro 10 million for the second quarter of 2002 compared to first quarter revenues of Euro 7.4 million, an increase of 35%. The number of internet access subscribers at the end of the second quarter of 2002 was 112,563, of which 75,073 (or 66.7%) were broadband and 37,490 were narrowband. The average monthly revenue per broadband customer increased from Euro 37.2 in the first quarter of this year to Euro 39.7, as an increasing number of subscribers bought cable modems from us. In the coming months the ARPU for broadband internet is likely to fall as we expect the number of sales of cable modems resulting from the special offers for the migration from narrowband to broadband customers to reduce. The average monthly revenue per narrowband customer rose from Euro 17.4 to Euro 19.7, as we again increased prices for this service to encourage the migration to broadband. 27.6% of our customer base now takes a paying internet service from us.

Business services. In the second quarter of 2002, we added 1,263 new business customers to end the quarter at 6,571. This customer acquisition rate is significantly higher than in previous quarters due to a renewed focus on business services and a successful restructuring of our sales-force to ensure we make optimal use of our resources. Average monthly revenues per business customer fell from Euro 253 in the first quarter to Euro 218 in the second, mainly due to lower revenues from carrier services.

Cost of services consists of interconnection costs for telecommunications services, programming fees for cable television services and capacity charges for the internet access service. Gross margin generated in the second quarter was Euro 38.0 million. As a percentage of revenues, gross margin rose to 63% from 60%. This increase is due to reduced interconnection costs, as we carry more and more of our own traffic and lower relative programming costs for television as our customer base grows.

General operating expenses amounted to Euro 45.3 million on a gross basis in the second quarter of 2002 compared to Euro 42.5 million in the first quarter, an increase of Euro 2.8 million. This increase, of 6.6%, compares well to the increase in revenues of 10% and reflects the very strong focus within the company to reduce costs. On a net basis the operating costs were Euro 37.2 million for the second quarter; an increase of Euro 2.0 million from Euro 35.2 million in the first quarter.

Net interest expense for the second quarter of 2002 was Euro 39.4 million, slightly lower than the figure of Euro 40.5 million in the previous quarter, as we used the cash received from the shareholder capital increase in the first quarter of 2002 rather than making significant drawings on the senior bank facility.

Unrealised foreign exchange gains / losses. A proportion of our debt, and a proportion of our cash balances, is denominated in US dollars relating to the senior notes due 2009 and 2011. Under Spanish GAAP, unrealised gains can be set off up to the limit of the unrealised losses from the same transaction and thus as a result of the strengthening of the euro during the second quarter of the year we recognised unrealised foreign exchange gains of approximately Euro 14.7 million in the quarter compared to foreign exchange losses of Euro 4.7 million for the previous quarter.

EVC valuation. Given the significant reduction in worldwide valuations for cable assets we have reversed a proportion of the potential liability that could be payable under certain circumstances with respect to the Equity Value Certificates issued with certain of our Senior Notes. This is a one off adjustment that is not expected to be repeated in subsequent quarters and has given rise to extraordinary income of Euro 51 million in our profit and loss account for the quarter.

Investments, financial needs and resources. Investments in fixed and network assets amounted to Euro 49 million for the second quarter of the year 2002, which brings the total cumulative investment in such assets to Euro 1,411 million.

We ended the second quarter of 2002 with approximately Euro 111 million of cash on hand and had drawn Euro 140 million under our Euro 800 million senior bank facility. A further Euro 145 million was undrawn and available under the facility at that time.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

OPERATING DATA

Residential services	30 June 2002	31 March 2002	Quarter ended 31 Dec. 2001	30 Sept. 2001	30 June 2001
Customers	408,013	370,819	333,997	281,240	252,340
Penetration	31.6%	30.7%	30.1%	28.7%	29.5%
ARPU – Euro	47.8	47.5	45.7	42.2	45.4
Telecommunications:					
Customers	379,802	343,153	308,056	258,166	229,898
Penetration	29.4%	28.4%	27.7%	26.4%	26.8%
ARPU - Euro	29.0	28.8	28.4	26.1	29.7
Television:					
Customers	266,034	251,547	232,199	197,450	177,810
Penetration	20.6%	20.9%	20.9%	20.2%	20.7%
ARPU - Euro	18.6	20.2	18.0	17.3	17.4
Internet:					
Narrowband customers	37,490	49,243	48,964	41,871	37,502
ARPU – Euro	19.7	17.4	16.1	16.0	16.0
Broadband customers	75,073	49,171	37,155	29,301	25,664
ARPU - Euro	39.7	37.2	40.1	36.9	36.5
Customer churn (annualised)	12.5%	12.8%	12.9%	13.2%	11.7%
Business services					
Customers in service	6,571	5,308	4,829	4,369	3,787
ARPU - Euro	218	253	278	158	152
Infrastructure					
Number of cities under construction	76	70	67	63	58
Number of cities with service	69	63	60	51	46
Homes passed for service	1,572,463	1,483,706	1,399,514	1,286,460	1,159,875
Route km. of national backbone	6,169	6,139	5,712	5,319	5,000
Route km. of local access networks	5,634	5,314	5,135	4,723	4,407
Homes released / Homes passed	82%	81%	79%	76%	74%

40

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand) - (Spanish GAAP - unaudited)

	Three months ended	
	June 30, 2002	March 31, 2002
REVENUES		
Residential services		
Telecommunications	31,395	28,124
Television	14,424	14,719
Internet	9,967	7,388
Business services	4,497	4,431
	60,283	54,662
COST OF SERVICES	(22,267)	(21,932)
GROSS PROFIT	38,016	32,730
NET OPERATING EXPENSES		
Gross expenses	(45,330)	(42,540)
Capitalised costs	8,168	7,340
	(37,162)	(35,200)
EBITDA	854	(2,470)
DEPRECIATION & AMORTISATION	(38,487)	(29,329)
OPERATING LOSS	(37,633)	(31,799)
OTHER INCOME / (EXPENSE)		
Interest expense, net	(39,356)	(40,453)
Foreign exchange gains / (losses)	14,709	(4,673)
Adjustment in value of EVCs	51,492	-
	26,845	(45,126)
LOSS BEFORE INCOME TAXES AND MINORITY	(10,788)	(76,925)
Income tax credit	1,166	21,642
Minority interests	192	623
NET LOSS	(9,430)	(54,660)

41

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand) - (Spanish GAAP - unaudited)

	As at	
	June 30, 2002	March 31, 2002
ASSETS		
Current assets		
Cash	1,299	1,111
Short-term investments, net	109,701	135,373
Accounts receivable and other current assets	141,080	132,476
	252,080	268,960
Fixed assets		
Start-up costs, net	137,929	141,384
Intangible assets, net	148,540	152,495
Tangible assets, net	1,140,168	1,111,458
Financial assets, net	160,208	212,823
	1,586,845	1,618,160
Goodwill on consolidation	249,616	253,004
Deferred expenses, net	106,351	110,088
TOTAL ASSETS	2,194,892	2,250,212
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt to credit entities	78,359	79,389
Accrued interest expenses	40,993	32,275
Accounts payable and other current liabilities	225,156	238,643
	344,508	350,307
Long term debt		
Senior bank facility	140,000	65,000
Senior subordinated notes	983,798	1,011,972
Other	2,902	4,534
	1,126,700	1,081,506
Other long term liabilities	49,697	135,070
Commitments and contingencies	27,232	26,891
Minority interests	1	254
Participative loan	300,000	300,000
Shareholders' equity		
Common stock	484,663	484,663
Share premium	337,746	337,746
Accumulated deficit, beginning of period	(411,565)	(411,565)
Net loss for the period	(64,090)	(54,660)
Total shareholders' equity	346,754	356,184
TOTAL LIABILITIES AND SHAREHOLDERS'	2,194,892	2,250,212

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Euro thousand) - (Spanish GAAP - unaudited)

	Three months ended	
	June 30, 2002	March 31, 2002
OPERATING ACTIVITIES		
Net loss	(9,430)	(54,660)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES		
Exchange rate difference in long term debt	(13,546)	1,739
Amortisation of deferred expenses	(457)	7,523
Depreciation and amortisation	36,870	27,726
Commitments and contingencies	341	(234)
Tax credits	(1,166)	(21,642)
Provision for EVC	(51,492)	-
Losses attributed to minority interests	(192)	(623)
Start-up costs	(5,058)	(4,181)
Deferred expenses	3,990	(4,119)
Changes in operating assets and liabilities		
Accounts receivable and other debtors	(9,808)	(2,258)
Short term restricted cash deposits	25,977	(100,145)
Other current assets	(726)	3,435
Accounts payable	(13,026)	(47,679)
Short term debt and other current liabilities	7,227	(398)
Net cash used in operating activities	(30,496)	(195,516)
INVESTING ACTIVITIES:		
Purchases of property and equipment	(49,530)	(59,127)
Goodwill	-	(227)
Purchases of intangible assets	(196)	1,040
Financial assets	747	-
Net cash used in investing activities	(48,979)	(58,314)
FINANCING ACTIVITIES		
Participative loans from shareholders	-	300,000
Drawing / (repayment) of debt & credit lines	73,369	(51,102)
Other, net	4,731	3,012
Net cash provided by financing activities	78,100	251,910
DECREASE IN CASH & CASH EQUIVALENTS	**(1,375)**	**(1,920)**
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	**8,583**	**10,503**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**7,208**	**8,583**
Cash paid for interest	26,404	42,580

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

None.

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.

Date: August 2, 2002

By:

Richard Alden
Chief Executive Officer